Filed by Silver Spike Investment Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

On March 28, 2024, Silver Spike Investment Corp. (“SSIC” or the “Company”) held a conference call to discuss SSIC’s financial results for the fiscal year ended December 31, 2023. The conference call contained information regarding SSIC’s proposed acquisition from Chicago Atlantic Loan Portfolio, LLC (“CALP”) of a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly-issued shares of SSIC’s common stock (the “Loan Portfolio Acquisition”). The following is the transcript of the conference call:

Silver Spike Investment Corp. (FY 2023 Earnings)

March 28, 2024

Corporate Speakers

•	Umesh Mahajan; Silver Spike Investment Corp.; Chief Financial Officer

•	Scott Gordon; Silver Spike Investment Corp.; Chief Executive Officer

Participants

•	Michael Lavery; Piper Sandler; Analyst

•	William Carter; Stifel; Analyst

PRESENTATION

Operator

Good day and thank you for standing by. Welcome to the Silver Spike Investment Corp. Fiscal Year End 2023 Earnings Conference Call.

I would now like to hand the conference over to your first speaker today. Umesh Mahajan. Please go ahead, sir.

Umesh Mahajan

Thank you. Thank you, Sharon.

Good morning, this is Umesh Mahajan, Chief Financial Officer of Silver Spike Investment Corp. With me here today is Scott Gordon, CEO of Silver Spike Investment Corp.

Welcome to Silver Spike’s Earnings Conference Call and Live Webcast for the Fiscal Year End 2023.

Silver Spike’s financial results for the fiscal year ended December 31, 2023, were released yesterday, and can be accessed from our website at ssic.silverspikecap.com. A replay of this call will also be available on our website later.

Before we begin, I would like to remind everyone that certain statements that are not based on historical facts made during this call, including any statements related to financial guidance may be deemed forward looking statements under federal securities laws.

Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward looking statements.

We encourage you to refer to our most recent SEC filings for information on some of these risk factors.

Silver Spike assumes no obligation or responsibility to update any forward-looking statements. Please know that the information reported on this call speaks only as of today, March 28, 2024, therefore you're advised that time sensitive information may no longer be accurate at the time of any replay or transcript created.

With that said, good morning, again. And thank you all for joining today. We released our earnings yesterday and there's a management presentation deck attached to the 8-K that was filed yesterday evening.

Those who have joined us on this earnings call webcast should also see a link to the slides. We will refer to the slides by numbers for your reference, as we walk through those pages.

I'll cover the presentation slides to start, and then turn it over to Scott Gordon for his thoughts and remarks.

Turning to page 3 of our presentation, Financial Highlights for the Quarter Ended December 31, 2023, the very first column shows the results for the quarter gross investment income of 3.6 million compared to 2.9 million in the previous quarter.

Expenses of approximately 1.2 million, excluding expenses related to the loan portfolio acquisition, a transaction that we have previously announced, but has not closed yet. Scott will discuss the transaction in more detail later in this presentation.

We then have the loan portfolio acquisition expenses of 0.7 million, essentially legal expenses for the transaction incurred so far.

We have net investment income of 1.7 million for the quarter. Again, this net investment income would have been higher if we exclude the impact of the loan portfolio acquisition expenses.

Net investment income per share of $0.28 this quarter, net assets of 85.6 million at the end of the period, down slightly from last quarter due to the payment of dividend. And our net asset value per share, at December 31st is 13.77.

There were no new investments this quarter. We'll discuss our origination efforts and our portfolio in more detail in subsequent slides.

Also, our board declared a regular quarterly dividend of $0.25 per share. This dividend will be payable on March 28, today, to shareholders on record as of March 20.

On page 4, we show the financial highlights for the full year 2023. Please note that this was the first full year of operations for us. The comparison for the previous year is for nine months for – from April 1, ’22 till December 31, ’22.

So, for the fiscal year ended 2023, the first column, gross investment income of 11.9 million, total expenses of 5.3 million which includes the 0.7 million expenses related to the loan portfolio acquisition.

Net investment income of 6.6 million, again, this net investment income would have been higher if we exclude the impact the loan portfolio acquisition expenses.

Net investment income per share of $1.07, and we have paid a total dividend of $1.33 during the year ended 2023.

We will not be covering the next few slides in the slide deck in detail, as most of the investors are already familiar with our story. But turning to page 10, would like to talk a little bit about the origination and the deal pipeline. Our deal pipeline remains very strong.

In general, the last quarter of ’23 was a slow period for loan transactions in the cannabis sector, as a whole. To a large extent, there was an expectation among the cannabis operators that some progress on the rescaling of cannabis is imminent and that these borrowers should wait.

At this point, many of those potential borrowers have figured it may be best to not necessarily wait for an update on the rescheduling front and have begun to reengage with lenders like us. So, we expect activity to pick up, in fact the discussions have already picked up. And we have an active pipeline of over $420 million.

We have used the slow period in the industry productively by working on the loan portfolio acquisition transaction.

So, turning to page 12, we show our portfolio summary as of December 31, companies A and B are Shryne and PharmaCann, which were investments we made last year in the summer, company C is Curaleaf, 8% secured bonds that we had purchased at a significant discount to the par value last year.

Company D is one of our large positions in Verano, it's a first lien term loan transaction done in the last quarter of last year. And company E represents DreamField brands or Jeeter.

One of our portfolio companies, MariMed, repaid the loan along with a prepayment premium in the quarter ending December 31, ’23. So overall, if you look at the top of the page, our total investment value is a little over 54 million, average yield to maturity across the loans is 18%.

And a few additional points that we like to highlight about this portfolio and – remind the investors to consider when they compare SSIC with other listed BDCs. First, all of our positions are first lien bonds – or first lien loans or secured bonds.

Second, none of our loans or bonds are in non-accrual status. Third, all of – sorry, actually over 90% of our portfolio is in floating rate notes. And our gross portfolio yield of 18% compares quite favorably to the broader listed BDC universe.

And we believe each of these portfolio companies is extremely well positioned in the industry for the longer term.

With that, let me pass it on to Scott for his remarks.

Scott Gordon

Thank you, Umesh.

Good morning, everybody. Just wanted to take a few moments to discuss the proposed loan portfolio acquisition. SSIC announced on February 20th of this year that it had entered into a definitive agreement to purchase from Chicago Atlantic Loan Portfolio a portfolio of loans in exchange for newly issued shares of SSIC’s common stock.

This acquisition is expected to provide various benefits to SSIC and its stockholders, including increased scale and liquidity, enhanced portfolio diversification, improved access to debt and equity capital markets and accretion to net investment income.

Pro forma information following the closing of the loan portfolio acquisition, based on SSIC data as of December 31, 2023 in the CALP loan portfolio data as of January 21 – January 1, 2024 is the following, proforma net assets of approximately $213 million, including approximately $187 million of portfolio investments across 27 portfolio companies and approximately $25 million of cash, approximately 19.1% proforma combined gross weighted yield to maturity of the loan portfolio.

SSIC’s present officers will continue to be part of the SSIC management team following the loan portfolio acquisition and anticipated closing is mid-2024, subject to satisfaction of customary closing conditions.

In February, we also announced that our board of directors unanimously approved an expansion of our investment strategy to permit investments in companies outside of the cannabis and health and wellness sectors, that otherwise meet our investment criteria.

The investment strategy change is expected to become effective on or about April 22 of this year.

With that, I'll pass it back to Umesh.

Umesh Mahajan

Thank you, Scott. That’s all we actually had in our prepared remarks. We are ready for Q&A, Sharon.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now go to our first question. One moment please. And your first question comes from Michael Lavery from Piper Sandler. Please go ahead.

Michael Lavery

Good morning, thank you.

Umesh Mahajan

Good morning, Michael.

Michael Lavery

Just some of your comments in the release about some improving market conditions in at least some certain states, could you give a little bit more color on what you're seeing and how that looks?

Umesh Mahajan

Absolutely. Let me start and then I'll pass it on to Scott.

Yes, definitely. I think we can talk about the space, but overall, if we step back and look at the market as a whole, the first thing that we observe here is that the industry is poised for growth. Overall, the inflation concerns are abating. The economy seems to be resilient. The consumer is feeling good. The sentiment is improving. And the demand for cannabis as a product continues to remain strong. So, that’s the backdrop.

And if you look at the development of various states, we have seen a lot of improvement or positive development across multiple states. We saw several states launch their recreational use this year. Some of the states were a little disappointing in terms of the way they – the market has grown, compared to expectations in New Jersey and New York.

But many other states have done fabulously well. Missouri is a great example, where it has really exceeded expectations in every way.

We have seen a lot of movement in terms of updates and expected adult-use legislation getting passed. We're very excited about Pennsylvania, about Ohio, about something that we are hopefully waiting to hear on Florida today. So, there are a lot of these developments across these various states.

If we look at the key markets of California and Michigan, prices have stabilized. Yes, there is a lot of change happening within the California retail market, but again, these are slow but improving trends in those markets. And there are new states that are coming up.

And so, overall, when we look at the landscape the operators who have successfully executed their strategy are definitely feeling better and are reengaging with us on all their growth plans. And we are here to support them with all of their growth plans and their capital needs.

Michael Lavery

Okay, that’s great. Thanks so much.

Umesh Mahajan

Thank you.

Operator

Thank you. We will now go to the next question. One moment please. And your next question comes from the line of William Carter from Stifel. Please go ahead.

William Carter

Hey, thanks, good morning. Wanted to ask about this transaction. I mean, do you see any material risk to this not closing, not getting approval, potentially even taking longer than expected? And in that case, I mean what options would you consider? Because I think with your acquisition announcement, I think you suggested the current scale is not tenable, so just kind of understand a plan B, if there is one, no matter how low a probability there is?

Scott Gordon

Sure. I'll start with that and then pass it over to Umesh. Thanks, Andrew.

So the transaction is obviously subject to SEC review. We'll be filing an N-14 shortly for the SEC to review and opine upon, covering all aspects of the transaction.

Obviously, our hope and expectation is that we pass the review process with the SEC. Unclear sort of how long that will be. We've estimated and stated that we're anticipating to close the transaction sometime this summer.

In terms of a plan B, obviously, we acknowledge that a BDC of our size is suboptimal. But our hope and expectation, is that this transaction is sound, it makes a lot of sense for our shareholders and we'll be able to pass through the SEC review process.

So, I think premature at this point for us to really talk about a plan B. Our focus is on plan A for the moment.

William Carter

Thanks. I’ll pass on.

Operator

Thank you. There are currently no further questions. I will hand the call back to you.

Umesh Mahajan

Thank you, Sharon.

Thank you, everyone for joining. If you have any questions, please reach out to us or our Investor Relations Department, we'll be happy to answer your questions.

Thank you again for joining the call today.

Operator

Thank you. This concludes today’s conference call. Thanks for participating, you may now disconnect.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Proxy Statement/Prospectus, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving SSIC and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, SSIC intends to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a proxy statement and prospectus of SSIC (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SSIC ARE URGED TO READ THE RELEVANT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or from SSIC’s website at ssic.silverspikecap.com.

Participants in the Solicitation

SSIC and its directors, executive officers and certain other members of management and employees of the Silver Spike Capital, LLC, as the adviser to SSIC, and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of SSIC in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SSIC stockholders in connection with Loan Portfolio Acquisition will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates.